Exhibit 99.1

Alibaba Group Announces June Quarter 2026 Results

Hong Kong, China, August 20, 2026 - Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended June 30, 2026.

“We delivered a strong quarter, driven by the improving commercialization of our full-stack AI capabilities,” said Eddie Wu, Chief Executive Officer of Alibaba Group. “Alibaba Cloud’s external revenue growth accelerated to 45%, with AI-related product revenue delivering triple-digit growth for the twelfth consecutive quarter. We recently launched frontier language, coding, video, audio, image and music models, all delivering top-tier performance. We introduced QwenWork, an AI workforce agent that unleashes enterprise productivity and capabilities. With our full-stack AI strategy, we have put Alibaba in a superior position to capture the substantial growth of demand for artificial intelligence and AI compute.”

“This quarter, we delivered robust revenue growth and margin improvement across our core businesses. Cloud segment revenue growth continued to accelerate, with quality earnings and operating leverage increasing EBITA margin to 12%. Our quick commerce business continued to improve unit economics while maintaining market share, and our overall e-commerce business delivered resilient profits,” said Toby Xu, Chief Financial Officer of Alibaba Group. “As synergies across our core businesses deepen and AI monetization ramps up, we have greater strategic and financial flexibility to make disciplined and sustained investments in full-stack AI capabilities.”

BUSINESS HIGHLIGHTS

In the quarter ended June 30, 2026:

•	Revenue was RMB268,953 million (US$39,639 million), an increase of 9% year-over-year.

•	Customer management revenue decreased by 7% year-over-year. Excluding the contra revenue impact from the new business development program, customer management revenue on a like-for-like basis would have grown by 1% year-over-year.

•	Income from operations was RMB15,161 million (US$2,234 million), a decrease of 57% year-over-year, primarily due to the decrease in adjusted EBITA, impairment of goodwill and a provision(1) recorded this year. Adjusted EBITA, a non-GAAP measurement, decreased 30% year-over-year to RMB27,329 million (US$4,028 million), primarily attributable to the investment in technology, partly offset by the improved operating results in our Cloud business, as well as enhanced operating efficiencies across various businesses.

•	Net income attributable to ordinary shareholders was RMB10,537 million (US$1,553 million). Net income was RMB10,444 million (US$1,539 million), a decrease of 75% year-over-year, primarily attributable to the decrease in income from operations, decrease in net gains from disposal of investments, and the decrease in net gain from mark-to-market changes of our equity investments. Non-GAAP net income in the quarter ended June 30, 2026 was RMB20,715 million (US$3,053 million), a decrease of 38% compared to RMB33,510 million in the same quarter of 2025.

•	Diluted earnings per ADS was RMB3.71 (US$0.55). Diluted earnings per share was RMB0.46 (US$0.07 or HK$0.53). Non-GAAP diluted earnings per ADS was RMB8.52 (US$1.26), a decrease of 42% year-over-year. Non-GAAP diluted earnings per share was RMB1.07 (US$0.16 or HK$1.23), a decrease of 42% year-over-year.

•	Net cash provided by operating activities was RMB22,945 million (US$3,382 million), an increase of 11% compared to RMB20,672 million in the same quarter of 2025. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB44,670 million (US$6,584 million), compared to an outflow of RMB18,815 million in the same quarter of 2025. The decrease in free cash flow was mainly attributed to the increase in our cloud infrastructure expenditure. As of June 30, 2026, our cash and other liquid investments(2) were RMB474,505 million (US$69,933 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

(1)	See the section entitled “June Quarter Other Financial Results”.

(2)	Cash and other liquid investments represent cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use.

BUSINESS AND STRATEGIC UPDATES

During the quarter ended June 30, 2026, we undertook strategic combinations of certain businesses to realize synergies across our commerce platforms and strengthen our full-stack AI capabilities. Alibaba China E-commerce Group, Alibaba International Digital Commerce Group, together with Freshippo, were integrated to form Alibaba E-commerce Group. Cloud Intelligence Group and T-Head were combined to form AI Cloud and Compute Services. In addition, AI model labs, Qwen Consumer Business Group, QwenWork, all previously included in “All Others”, were consolidated to form AI Labs and Applications. Based on this strategic re-alignment, starting from this quarter, our segment reporting will present the following: (1) Alibaba E-commerce Group, (2) AI Cloud and Compute Services, (3) AI Labs and Applications, and (4) All Others.

Alibaba E-commerce Group

The new Alibaba E-commerce Group reflects our strategic focus on unlocking significant synergies across our domestic and cross-border e-commerce businesses. Starting from this quarter, we will present Alibaba E-commerce Group’s revenue as the following: (1) China E-commerce, (2) China Quick Commerce, (3) International E-commerce, and (4) Global Wholesale.

We are deepening the integration of AI capabilities into our e-commerce platforms to enhance experiences for both consumers and merchants. On the consumer side, Qwen Shopping Assistant, a one-stop AI agent which delivers end-to-end assistance across the entire shopping journey from consumer idea inspiration to after-sales services on the Taobao app, demonstrated rapid growth in user adoption since its launch in May. For merchants, we have enhanced our merchant operations management platform with skill-based agentic capabilities that seamlessly automate end-to-end workflows, from product listing and store management to advertising and customer services.

In our China E-commerce business, CMR decreased 7% year-over-year during the quarter. Excluding the contra revenue impact from the new business development program, on a like-for-like basis, CMR would have grown 1% year-over-year. The slow-down in revenue growth was primarily due to weaker transaction activities. We saw incremental customer management revenue driven by the increase in monthly active consumers on the Taobao app because of our growth of quick commerce business.

The China Quick Commerce business includes Taobao Instant Commerce, Freshippo, and other on-demand delivery business. Taobao Instant Commerce continued to improve its unit economics quarter-over-quarter, driven by higher average order value and enhanced fulfillment logistics efficiency, while maintaining market share. We improved the order mix through an increasing focus on high-value food orders and non-food categories. Meanwhile, Freshippo maintained robust year-over-year growth momentum in orders and revenue, driven by its expanding footprint into emerging cities and counties, as well as deeper collaboration with Taobao Instant Commerce to offer differentiated grocery and fresh produce products.

The number of 88VIP members, our highest spending consumer group, continued to increase by double digits year-over-year to approximately 64 million as of June 30, 2026. We remain focused on the growth and retention of 88VIP members through enhanced value proposition to our most valued customers.

In our International E-commerce business, AliExpress achieved operating profit this quarter, driven by logistics optimization and cost efficiency enhancement. We continued to diversify and enrich our product offerings by leveraging the supply chain advantages of the Alibaba ecosystem. The proportion of AliExpress’ sales that are contributed by local product supplies has continued to increase significantly year-over-year.

AI Cloud and Compute Services

For the quarter ended June 30, 2026, revenue from AI Cloud and Compute Services was RMB48,437 million (US$7,139 million). The year-over-year growth of total revenue and revenue from external customers both accelerated to 45%. This momentum was primarily driven by the increasing adoption of AI-related products. AI-related product revenue continued to show strong momentum, achieving RMB12,376 million (US$1,824 million) and delivering the twelfth consecutive quarter of triple-digit year-over-year growth.

Cloud

Alibaba Cloud continues to lead the market, driven by growing customer adoption of our full-stack AI capabilities across AI agents, AI models, AI cloud infrastructure, and orchestration software that manages heterogeneous chip clusters, including our own proprietary chips. Omdia’s “AI Cloud Market: China - 2025” reported that Alibaba Cloud ranked first in China’s AI cloud market with the largest share of 38.1%, highlighting our ability to outperform industry and lead China's fast-growing AI cloud market with our comprehensive full-stack AI capabilities.

Chip Design – T-Head Semiconductor (“T-Head”)

T-Head has established a portfolio of proprietary silicon, spanning GPU, CPU, storage and networking chips. This comprehensive chip portfolio enables integrated hardware optimization across compute, storage and networking, strengthening our ability to deliver high performance and efficiency in AI infrastructure.

The Zhenwu chips, including Zhenwu M890, the latest AI processor, have achieved broad commercial adoption via Alibaba Cloud services from more than 650 external customers across over 20 industries, including autonomous driving, Internet, and financial services. This broad adoption demonstrates its ability to support AI workloads from training and fine-tuning to inference.

AI Labs and Applications

Model

Our model development has demonstrated a combination of capability and fast iteration, with our frontier language, coding, video, audio, image and music models all delivering top-tier performance. In August, we launched our flagship foundation model Qwen3.8-Max within three months of its prior version, and we opened its model weights with 2.4 trillion parameters. Qwen3.8-Max delivers comprehensive improvements across coding, real-world work, research, long-horizon tasks and multimodal agents, enabling it to complete complex tasks with greater reliability.

QwenWork

QwenWork is our flagship unified AI-native workforce agent. Through advanced AI models and agentic capabilities, QwenWork is designed to unlock productivity at the organizational level and drive operating efficiency. It also supports individual users with everyday workplace tasks. On distribution, QwenWork is deeply integrated with Alibaba Cloud and DingTalk’s ecosystem, providing a natural gateway to Alibaba's extensive enterprise user base and established workplace workflows. Its reach is further extended through broad integration with third-party business workflows and productivity platforms.

Qwen App

Qwen app, our flagship consumer-facing AI application, is adding diverse value-added offerings to meet user demands. Qwen app deepens its integration with core services across our ecosystem, including Taobao and Tmall, and Taobao Instant Commerce, to further expand the customer reach of our e-commerce business and enable a wider range of agentic use cases. 250 million users have had their first AI-driven shopping experience through Qwen app’s agentic features across an expanding range of e-commerce and other services since the launch of Qwen app. The integration also creates a flywheel across our AI and e-commerce businesses: broader AI adoption unlocks new growth opportunities, while feedback from real-world use cases enables us to enhance our models and user experiences.

Share Repurchases

During the quarter ended June 30, 2026, we repurchased a total of 13.4 million ordinary shares (equivalent to approximately 1.7 million ADSs) for a total of US$162 million. These purchases were made in the U.S. market under our share repurchase program.

Capital Expenditures

During the quarter ended June 30, 2026, capital expenditures were RMB67,678 million (US$9,975 million), an increase of 75% compared to RMB38,676 million in the same quarter of 2025, reflecting our continued investments in AI infrastructure to meet strong and growing customer demand. The significant year-over-year increase was due to several reasons, including fluctuations in procurement cycles, increase in CPU-compute capacity driven by anticipated growing customer adoption of AI agents, and higher pricing of a broad range of chip components.

JUNE QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages and per share amounts)
Revenue	247,652	268,953	39,639	9%

Income from operations	34,988	15,161	2,234	(57	)%(2)
Operating margin	14%	6%
Adjusted EBITDA(1)	45,735	39,143	5,769	(14	)%(3)
Adjusted EBITDA margin(1)	18%	15%
Adjusted EBITA(1)	38,844	27,329	4,028	(30	)%(3)
Adjusted EBITA margin(1)	16%	10%

Net income	42,382	10,444	1,539	(75	)%(4)
Net income attributable to ordinary shareholders	43,116	10,537	1,553	(76	)%(4)
Non-GAAP net income(1)	33,510	20,715	3,053	(38	)%(3)

Diluted earnings per share(5)	2.25	0.46	0.07	(79	)%(4)(6)
Diluted earnings per ADS(5)	17.98	3.71	0.55	(79	)%(4)(6)
Non-GAAP diluted earnings per share(1)(5)	1.84	1.07	0.16	(42	)%(3)(6)
Non-GAAP diluted earnings per ADS(1)(5)	14.75	8.52	1.26	(42	)%(3)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decrease was primarily due to the decrease in adjusted EBITA, impairment of goodwill and a provision recorded this year (see the section entitled “June Quarter Other Financial Results”).

(3)	The year-over-year decreases were primarily attributable to the investment in technology, partly offset by improved operating results in our Cloud business, as well as enhanced operating efficiencies across various businesses.

(4)	The year-over-year decreases were primarily attributable to the decrease in income from operations, decrease in net gains from disposal of investments, and the decrease in net gain from mark-to-market changes of our equity investments, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

JUNE QUARTER SEGMENT RESULTS

Revenue for the quarter ended June 30, 2026 was RMB268,953 million (US$39,639 million), an increase of 9% year-over-year compared to RMB247,652 million in the same quarter of 2025.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Alibaba E-commerce Group:
China E-commerce
- Customer management	89,199	82,547	12,166	(7)%
- Direct sales, logistics and others(2)	31,675	28,353	4,179	(10)%
	120,874	110,900	16,345	(8)%
China Quick Commerce(3)	36,725	53,295	7,855	45%
International E-commerce	28,177	27,761	4,091	(1)%
Global Wholesale	13,036	13,906	2,049	7%
Total Alibaba E-commerce Group	198,812	205,862	30,340	4%

AI Cloud and Compute Services	33,418	48,437	7,139	45%
AI Labs and Applications	2,882	3,338	492	16%
All others	28,629	28,803	4,245	1%
Unallocated	519	783	116
Inter-segment elimination	(16,608)	(18,270)	(2,693)
Consolidated revenue	247,652	268,953	39,639	9%

(1)	During the quarter ended June 30, 2026, we have implemented a new segment structure, to reflect the strategic re-alignment to realize synergies across our commerce platforms, strengthen our integrated AI infrastructure offering, and accelerate the development of our AI products and services, as follows:

i) Alibaba E-commerce Group, a unified group formed by combining Alibaba China E-Commerce Group, Alibaba International Digital Commerce Group, together with Freshippo and certain commerce businesses within Cainiao.

ii) AI Cloud and Compute Services, combining Cloud Intelligence Group with T-Head to strengthen the infrastructure and computing layer of our full-stack AI capabilities.

iii) AI Labs and Applications, where AI model labs, Qwen Consumer Business Group and QwenWork, formerly classified under All others, were brought together to integrate the full value chain from AI model innovation through to consumer applications and enterprise productivity solutions.

iv) All others include mainly Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Lingxi Games and other technology businesses.

Accordingly, the above presentation has been recast to conform with the new reporting structure to reflect how our chief operating decision maker (“CODM”) reviews information under this new structure.

(2)	Direct sales, logistics and others revenue under China E-commerce business of Alibaba E-commerce Group primarily represents direct sales businesses of Tmall Supermarket (excluding on-demand delivery business), Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and other value-added services.

(3)	China Quick Commerce revenue includes revenue generated by Taobao Instant Commerce, Freshippo, and on-demand delivery business of Tmall Supermarket.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$	YoY % Change(3)
	(in millions, except percentages)
Alibaba E-commerce Group	39,988	39,749	5,858	(1)%
AI Cloud and Compute Services	2,419	5,628	830	133%
AI Labs and Applications	(3,224)	(13,861)	(2,043)	(330)%
All others	687	(3,343)	(493)	N/A
Unallocated(2)	(419)	(163)	(24)
Inter-segment elimination	(607)	(681)	(100)
Consolidated adjusted EBITA	38,844	27,329	4,028	(30)%
Less: Non-cash share-based compensation expense	(3,194)	(2,962)	(437)
Less: Amortization of intangible assets	(807)	(665)	(98)
Less: Impairment of goodwill, and others	145	(8,541)	(1,259)
Income from operations	34,988	15,161	2,234	(57)%

(1)	During the quarter ended June 30, 2026, we have implemented a new segment structure, to reflect the strategic re-alignment to realize synergies across our commerce platforms, strengthen our integrated AI infrastructure offering, and accelerate the development of our AI products and services, as follows:

i) Alibaba E-commerce Group, a unified group formed by combining Alibaba China E-Commerce Group, Alibaba International Digital Commerce Group, together with Freshippo and certain commerce businesses within Cainiao.

ii) AI Cloud and Compute Services, combining Cloud Intelligence Group with T-Head to strengthen the infrastructure and computing layer of our full-stack AI capabilities.

iii) AI Labs and Applications, where AI model labs, Qwen Consumer Business Group and QwenWork, formerly classified under All others, were brought together to integrate the full value chain from AI model innovation through to consumer applications and enterprise productivity solutions.

iv) All others include mainly Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Lingxi Games and other technology businesses.

Accordingly, the above presentation has been recast to conform with the new reporting structure to reflect how our chief operating decision maker (“CODM”) reviews information under this new structure.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Alibaba E-commerce Group

(i)	Segment revenue

•	China E-commerce Business

Revenue from our China E-commerce business in the quarter ended June 30, 2026 was RMB110,900 million (US$16,345 million), a decrease of 8% compared to RMB120,874 million in the same quarter of 2025.

Customer management revenue decreased by 7% year-over-year. Excluding the contra revenue impact from the new business development program, customer management revenue on a like-for-like basis would have grown by 1% year-over-year.

Direct sales, logistics and others revenue under China E-commerce business in the quarter ended June 30, 2026 was RMB28,353 million (US$4,179 million), a decrease of 10% compared to RMB31,675 million in the same quarter of 2025, reflecting our planned reduction of certain direct sales businesses.

•	China Quick Commerce Business

Revenue from our China Quick Commerce business in the quarter ended June 30, 2026 was RMB53,295 million (US$7,855 million), an increase of 45% compared to RMB36,725 million in the same quarter of 2025, primarily driven by Freshippo and Taobao Instant Commerce.

•	International E-commerce Business

Revenue from our International E-commerce business in the quarter ended June 30, 2026 was RMB27,761 million (US$4,091 million), a decrease of 1% compared to RMB28,177 million in the same quarter of 2025.

•	Global Wholesale Business

Revenue from our Global Wholesale business in the quarter ended June 30, 2026 was RMB13,906 million (US$2,049 million), an increase of 7% compared to RMB13,036 million in the same quarter of 2025, primarily due to the increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

Alibaba E-commerce Group adjusted EBITA decreased by 1% to RMB39,749 million (US$5,858 million) in the quarter ended June 30, 2026, compared to RMB39,988 million in the same quarter of 2025, primarily due to our increased investment in user experiences and technology, partly offset by improved operating performance across various businesses.

AI Cloud and Compute Services

(i)	Segment revenue

Revenue from our AI Cloud and Compute Services in the quarter ended June 30, 2026 was RMB48,437 million (US$7,139 million), an increase of 45% compared to RMB33,418 million in the same quarter of 2025, primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

(ii)	Segment adjusted EBITA

AI Cloud and Compute Services adjusted EBITA increased by 133% to RMB5,628 million (US$830 million) in the quarter ended June 30, 2026, compared to RMB2,419 million in the same quarter of 2025, primarily due to revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

AI Labs and Applications

(i)	Segment revenue

Revenue from AI Labs and Applications in the quarter ended June 30, 2026 was RMB3,338 million (US$492 million), an increase of 16% compared to RMB2,882 million in the same quarter of 2025.

(ii)	Segment adjusted EBITA

AI Labs and Applications adjusted EBITA was a loss of RMB13,861 million (US$2,043 million) in the quarter ended June 30, 2026, compared to a loss of RMB3,224 million in the same quarter of 2025, primarily due to our increased investment in AI capabilities, and higher inference cost related to Qwen app.

All Others

(i)	Segment revenue

Revenue from All others segment was RMB28,803 million (US$4,245 million) in the quarter ended June 30, 2026, an increase of 1% compared to RMB28,629 million in the same quarter of 2025.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in the quarter ended June 30, 2026 was a loss of RMB3,343 million (US$493 million), compared to a profit of RMB687 million in the same quarter of 2025, primarily due to our increased investment in technology businesses.

JUNE QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Three months ended June 30,					% of
	2025		2026			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	136,429	55.1%	166,096	24,480	61.8%	6.7%
Product development expenses	15,001	6.1%	22,529	3,320	8.4%	2.3%
Sales and marketing expenses	53,178	21.5%	47,625	7,019	17.7%	(3.8)%
General and administrative expenses	7,398	3.0%	12,708	1,873	4.7%	1.7%
Amortization of intangible assets	807	0.3%	665	98	0.2%	(0.1)%
Impairment of goodwill	–	0.0%	4,458	657	1.7%	1.7%
Total costs and expenses	212,813		254,081	37,447

Share-based compensation expense:
Cost of revenue	463	0.2%	424	62	0.2%	0.0%
Product development expenses	1,466	0.6%	1,477	218	0.5%	(0.1)%
Sales and marketing expenses	458	0.2%	337	50	0.1%	(0.1)%
General and administrative expenses	1,158	0.5%	1,066	157	0.4%	(0.1)%
Total share-based compensation expense(1)	3,545		3,304	487

Costs and expenses excluding share-based compensation expense:
Cost of revenue	135,966	54.9%	165,672	24,418	61.6%	6.7%
Product development expenses	13,535	5.5%	21,052	3,102	7.8%	2.3%
Sales and marketing expenses	52,720	21.3%	47,288	6,969	17.6%	(3.7)%
General and administrative expenses	6,240	2.5%	11,642	1,716	4.3%	1.8%
Amortization of intangible assets	807	0.3%	665	98	0.2%	(0.1)%
Impairment of goodwill	–	0.0%	4,458	657	1.7%	1.7%
Total costs and expenses excluding share-based compensation expense	209,268		250,777	36,960

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the quarter ended June 30, 2026 was RMB166,096 million (US$24,480 million), or 61.8% of revenue, compared to RMB136,429 million, or 55.1% of revenue, in the same quarter of 2025. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 54.9% in the quarter ended June 30, 2025 to 61.6% in the quarter ended June 30, 2026, primarily driven by the increase in proportion of cloud and technology businesses in our revenue mix, as well as the contra revenue impact from the new business development program.

Product development expenses – Product development expenses in the quarter ended June 30, 2026 were RMB22,529 million (US$3,320 million), or 8.4% of revenue, compared to RMB15,001 million, or 6.1% of revenue, in the same quarter of 2025. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5.5% in the quarter ended June 30, 2025 to 7.8% in the quarter ended June 30, 2026, primarily due to investments in our technology infrastructure costs, as well as research and development personnel.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended June 30, 2026 were RMB47,625 million (US$7,019 million), or 17.7% of revenue, compared to RMB53,178 million, or 21.5% of revenue, in the same quarter of 2025. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 21.3% in the quarter ended June 30, 2025 to 17.6% in the quarter ended June 30, 2026, primarily due to the impact of our new business development program, where relevant subsidies previously recorded as sales and marketing expenses are now recorded as contra revenue item, as well as more efficient investment in Taobao Instant Commerce.

General and administrative expenses – General and administrative expenses in the quarter ended June 30, 2026 were RMB12,708 million (US$1,873 million), or 4.7% of revenue, compared to RMB7,398 million, or 3.0% of revenue, in the same quarter of 2025. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 2.5% in the quarter ended June 30, 2025 to 4.3% in the quarter ended June 30, 2026, primarily due to a provision in relation to the fine imposed by the European Commission under the Digital Services Act of EUR550 million recorded this year.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended June 30, 2026 was RMB3,304 million (US$487 million), compared to RMB3,545 million in the same quarter of 2025.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	2,321	2,461	363	6%
Others(2)	1,224	843	124	(31)%
Total share-based compensation expense(3)	3,545	3,304	487	(7)%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents share-based awards of our subsidiaries and Ant Group granted to our employees.

(3)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense decreased in the quarter ended June 30, 2026 compared to the same quarter of 2025.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended June 30, 2026 was RMB665 million (US$98 million), a decrease of 18% from RMB807 million in the same quarter of 2025.

Impairment of goodwill – Impairment of goodwill of RMB4,458 million (US$657 million) was recorded in the quarter ended June 30, 2026. Impairment recorded represents the impairment of goodwill in relation to businesses in All others.

Income from operations and operating margin

Income from operations in the quarter ended June 30, 2026 was RMB15,161 million (US$2,234 million), or 6% of revenue, a decrease of 57% compared to RMB34,988 million, or 14% of revenue, in the same quarter of 2025, primarily due to the decrease in adjusted EBITA, impairment of goodwill and a provision in relation to the fine imposed by the European Commission under the Digital Services Act of EUR550 million recorded this year.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 14% year-over-year to RMB39,143 million (US$5,769 million) in the quarter ended June 30, 2026, compared to RMB45,735 million in the same quarter of 2025. Adjusted EBITA decreased 30% year-over-year to RMB27,329 million (US$4,028 million) in the quarter ended June 30, 2026, compared to RMB38,844 million in the same quarter of 2025, primarily attributable to the investment in technology, partly offset by the improved operating results in our Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “June Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended June 30, 2026 was RMB9,004 million (US$1,327 million), a decrease of 48% compared to RMB17,376 million in the same quarter of 2025, primarily due to the decrease in net gains from disposal of investments and the decrease in net gain from mark-to-market changes of our equity investments.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended June 30, 2026 was RMB495 million (US$73 million), an increase of 42% compared to RMB348 million in the same quarter of 2025.

Income tax expenses

Income tax expenses in the quarter ended June 30, 2026 were RMB12,798 million (US$1,886 million), compared to RMB8,865 million in the same quarter of 2025.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended June 30, 2026 was RMB934 million (US$137 million), a decrease of 8% compared to RMB1,013 million in the same quarter of 2025. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$
	(in millions)
Share of profit of equity method investees
- Ant Group	1,547	1,563	230
- Others	455	605	89
Others(1)	(989)	(1,234)	(182)
Total	1,013	934	137

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year share of profit of Ant Group remained stable, as the net increase in fair value gains was offset by the increased investments in new growth initiatives and technologies.

Net income and Non-GAAP net income

Our net income in the quarter ended June 30, 2026 was RMB10,444 million (US$1,539 million), compared to RMB42,382 million in the same quarter of 2025, primarily attributable to the decrease in income from operations, decrease in net gains from disposal of investments and the decrease in net gain from mark-to-market changes of our equity investments.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the quarter ended June 30, 2026 was RMB20,715 million (US$3,053 million), a decrease of 38% compared to RMB33,510 million in the same quarter of 2025, primarily attributable to the investment in technology, partly offset by the improved operating results in our Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended June 30, 2026 was RMB10,537 million (US$1,553 million), compared to RMB43,116 million in the same quarter of 2025, primarily attributable to the decrease in income from operations, decrease in net gains from disposal of investments and the decrease in net gain from mark-to-market changes of our equity investments.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended June 30, 2026 was RMB3.71 (US$0.55), compared to RMB17.98 in the same quarter of 2025. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the quarter ended June 30, 2026 was RMB8.52 (US$1.26), a decrease of 42% compared to RMB14.75 in the same quarter of 2025.

Diluted earnings per share in the quarter ended June 30, 2026 was RMB0.46 (US$0.07 or HK$0.53), compared to RMB2.25 in the same quarter of 2025. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the quarter ended June 30, 2026 was RMB1.07 (US$0.16 or HK$1.23), a decrease of 42% compared to RMB1.84 in the same quarter of 2025.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of June 30, 2026, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use, were RMB474,505 million (US$69,933 million), compared to RMB520,824 million as of March 31, 2026. Other treasury investments consist of fixed deposits, certificates of deposit and marketable debt securities with original maturities over one year for treasury purposes. The decrease of RMB46,319 million during the quarter ended June 30, 2026, was primarily due to (i) free cash flow outflow of RMB44,670 million (US$6,584 million), (ii) effect of exchange rate changes of RMB5,853 million (US$863 million) mainly due to the depreciation of the U.S. dollar against Renminbi, partly offset by (iii) net proceeds from bank borrowings of RMB11,005 million (US$1,622 million).

Net cash provided by operating activities and free cash flow

During the quarter ended June 30, 2026, net cash provided by operating activities was RMB22,945 million (US$3,382 million), an increase of 11% compared to RMB20,672 million in the same quarter of 2025. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB44,670 million (US$6,584 million), compared to an outflow of RMB18,815 million in the same quarter of 2025. The decrease in free cash flow was mainly attributed to the increase in our cloud infrastructure expenditure. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended June 30, 2026, net cash used in investing activities of RMB18,964 million (US$2,795 million) primarily reflected capital expenditures of RMB67,678 million (US$9,975 million), partly offset by net decrease in short-term investments and other treasury investments by RMB50,452 million (US$7,436 million). The significant year-over-year increase in capital expenditures was due to several reasons, including fluctuations in procurement cycles, increase in CPU-compute capacity driven by anticipated growing customer adoption of AI agents, and higher pricing of a broad range of chip components.

Net cash provided by financing activities

During the quarter ended June 30, 2026, net cash provided by financing activities of RMB9,469 million (US$1,395 million) primarily reflected cash provided by net proceeds from bank borrowings of RMB11,005 million (US$1,622 million).

Employees

As of June 30, 2026, we had a total of 132,165 employees, compared to 131,462 as of March 31, 2026.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on Thursday, August 20, 2026.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10055637-sjr4i0.html

Chinese: https://s1.c-conf.com/diamondpass/10055638-wgmt8s.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10055637; Chinese conference PIN 10055638).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en/ir/home on August 20, 2026 to view the earnings release and accompanying slides prior to the conference call.

ABOUT ALIBABA GROUP

Alibaba Group is a global technology company focused on AI + Cloud and consumption. We provide the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to engage with their users and customers and operate efficiently. We empower consumers and enterprises with our full-stack AI capabilities and services. Our AI technology based on Qwen (Chinese: Qianwen), a family of large language and multimodal models, powers the intelligence behind our services across enterprise solutions, e-commerce and other Internet platforms.

Investor Relations Contact

Lydia Liu

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.7851 to US$1.00, the exchange rate on June 30, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.86855 to HK$1.00, the middle rate on June 30, 2026 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

SAFE HARBOR STATEMENTS

This results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business and operational plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, its operating and financial results, return on investments, strategic investments and dispositions and share repurchases, and the business and industry outlook and quotations from management in this results announcement, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Alibaba’s ability to compete, innovate and maintain or grow its business; risks associated with sustained investments in Alibaba’s businesses; risks related to strategic transactions; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; changes to our shareholder return initiatives; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this results announcement is as of the date of this results announcement and is based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares, in each case for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$
	(in millions, except per share data)
Revenue	247,652	268,953	39,639
Cost of revenue	(136,429)	(166,096)	(24,480)
Product development expenses	(15,001)	(22,529)	(3,320)
Sales and marketing expenses	(53,178)	(47,625)	(7,019)
General and administrative expenses	(7,398)	(12,708)	(1,873)
Amortization of intangible assets	(807)	(665)	(98)
Impairment of goodwill	–	(4,458)	(657)
Other gains, net	149	289	42

Income from operations	34,988	15,161	2,234
Interest and investment income, net	17,376	9,004	1,327
Interest expense	(2,478)	(2,352)	(346)
Other income, net	348	495	73

Income before income tax and share of results of equity method investees	50,234	22,308	3,288
Income tax expenses	(8,865)	(12,798)	(1,886)
Share of results of equity method investees	1,013	934	137

Net income	42,382	10,444	1,539
Net (income) loss attributable to noncontrolling interests	(1,733)	170	25

Net income attributable to Alibaba Group Holding Limited	40,649	10,614	1,564

Reversal of accretion (Accretion) of mezzanine equity	2,467	(77)	(11)

Net income attributable to ordinary shareholders	43,116	10,537	1,553

Earnings per share attributable to ordinary shareholders(1)
Basic	2.32	0.56	0.08
Diluted	2.25	0.46	0.07

Earnings per ADS attributable to ordinary shareholders(1)
Basic	18.57	4.51	0.67
Diluted	17.98	3.71	0.55

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	18,570	18,671
Diluted	19,142	19,324

(1)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2026	2026
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	131,530	142,914	21,063
Short-term investments	155,310	154,653	22,793
Restricted cash and escrow receivables	42,038	42,585	6,276
Equity securities and other investments	30,054	88,130	12,989
Prepayments, receivables and other assets	251,837	296,572	43,709
Total current assets	610,769	724,854	106,830

Equity securities and other investments	449,942	343,018	50,555
Prepayments, receivables and other assets	94,996	119,377	17,594
Investment in equity method investees	206,803	203,207	29,949
Property and equipment, net	282,699	312,497	46,056
Intangible assets, net	16,983	16,700	2,461
Goodwill	247,378	242,456	35,734
Total assets	1,909,570	1,962,109	289,179

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	28,224	30,614	4,512
Income tax payable	10,630	9,204	1,357
Accrued expenses, accounts payable and other liabilities	359,893	412,767	60,834
Merchant deposits	236	233	34
Deferred revenue and customer advances	77,415	79,439	11,708
Total current liabilities	476,398	532,257	78,445

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2026	2026
	RMB	RMB	US$
	(in millions)
Deferred revenue	4,885	4,682	690
Deferred tax liabilities	46,060	48,725	7,181
Non-current bank borrowings	47,450	56,007	8,254
Non-current unsecured senior notes	117,485	115,716	17,054
Non-current convertible unsecured senior notes	55,861	54,905	8,092
Non-current exchangeable bonds	10,976	9,288	1,369
Other liabilities	24,185	26,635	3,926
Total liabilities	783,300	848,215	125,011

Commitments and contingencies

Mezzanine equity	7,845	7,584	1,118

Shareholders’ equity:
Ordinary shares	1	1	–
Additional paid-in capital	385,086	387,610	57,127
Treasury shares at cost	(36,141)	(37,236)	(5,488)
Statutory reserves	16,628	16,814	2,478
Accumulated other comprehensive loss	(13,070)	(20,066)	(2,957)
Retained earnings	708,382	701,915	103,449

Total shareholders’ equity	1,060,886	1,049,038	154,609
Noncontrolling interests	57,539	57,272	8,441

Total equity	1,118,425	1,106,310	163,050

Total liabilities, mezzanine equity and equity	1,909,570	1,962,109	289,179

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	20,672	22,945	3,382
Net cash provided by (used in) investing activities	18,328	(18,964)	(2,795)
Net cash (used in) provided by financing activities	(2,731)	9,469	1,395
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(958)	(1,519)	(224)

Increase in cash and cash equivalents, restricted cash and escrow receivables	35,311	11,931	1,758
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	189,268	173,568	25,581

Cash and cash equivalents, restricted cash and escrow receivables at end of period	224,579	185,499	27,339

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$
	(in millions)
Net income	42,382	10,444	1,539
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(17,376)	(9,004)	(1,327)
Interest expense	2,478	2,352	346
Other income, net	(348)	(495)	(73)
Income tax expenses	8,865	12,798	1,886
Share of results of equity method investees	(1,013)	(934)	(137)
Income from operations	34,988	15,161	2,234
Non-cash share-based compensation expense	3,194	2,962	437
Amortization of intangible assets	807	665	98
Impairment of goodwill, and others	(145)	8,541	1,259
Adjusted EBITA	38,844	27,329	4,028
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,891	11,814	1,741
Adjusted EBITDA	45,735	39,143	5,769

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$
	(in millions)
Net income	42,382	10,444	1,539
Adjustments to reconcile net income to non-GAAP net income:
Non-cash share-based compensation expense	3,194	2,962	437
Amortization of intangible assets	807	665	98
Gain on deemed disposals/disposals/revaluation of investments	(13,128)	(5,364)	(791)
Impairment of goodwill and investments, and others	1,013	9,202	1,356
Tax effects(1)	(758)	2,806	414

Non-GAAP net income	33,510	20,715	3,053

(1)	Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	43,116	10,537	1,553
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(162)	(109)	(16)
Adjustments for interest expense attributable to convertible unsecured senior notes	71	80	12
Dilution effect on earnings arising from assumed exchange of exchangeable bonds	–	(1,556)	(229)
Net income attributable to ordinary shareholders – diluted	43,025	8,952	1,320
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	(7,734)	11,631	1,714

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	35,291	20,583	3,034

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	19,142	19,324

Diluted earnings per share(2)(3)	2.25	0.46	0.07

Non-GAAP diluted earnings per share(2)(4)	1.84	1.07	0.16

Diluted earnings per ADS(2)(3)	17.98	3.71	0.55

Non-GAAP diluted earnings per ADS(2)(4)	14.75	8.52	1.26

(1)	Non-GAAP adjustments exclude the attributions to the noncontrolling interests for computing non-GAAP diluted earnings per share/ADS. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before taking into account the dilutive impact and excluding the attributions to the noncontrolling interests).

(2)	Each ADS represents eight ordinary shares.

(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, in each case for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2025	2026
	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	20,672	22,945	3,382
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(38,629)	(67,660)	(9,972)
Less: Changes in the buyer protection fund deposits	(858)	45	6

Free cash flow	(18,815)	(44,670)	(6,584)